UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

SEC File Number 0-28524                                   CUSIP NUMBER _________


                                  (Check One):

[X]Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K [ ] Form 10-Q [ ] Form N-SAR


       For Period Ended: December 31, 1997
                         ------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For Transition Period Ended:_________________________

             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification related to a portion of the filing checked above, identify the Items(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant:        HIREL HOLDINGS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable:
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
650 SW 16th TERRACE
--------------------------------------------------------------------------------
City, State and Zip Code
POMPANO BEACH, FLORIDA  33069
--------------------------------------------------------------------------------
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
                           (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]            (b)  The subject annual report, semi-annual report,
                      transition report on Form 10-K, Form 20-F, 11-K or Form
                      N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                      or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                      and

  [X]            (c)  The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Attach Extra Sheet if Needed]
The Company made an acquisition on December 31, 1996, and needs additional time to accumulate information for the filing.
--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification


       John F. Latorre                              954         942-5390
       --------------------------------------    -----------  ------------------
                 (Name)                          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
       answer is no, identify report(s).  [ X ] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                   [   ] Yes [ X ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________________________________

                                HIREL HOLDINGS, INC.
                                --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 1998                           By  /s/ Gregory S. Fenech
     -----------------                            ------------------------------
                                                      Gregory S. Fenech

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                            Addendum to Form 12b-25




                          NOTIFICATION OF LATE FILING

PART IV - OTHER INFORMATION

     ITEM [3] For the twelve months ending December 31, 1997, the Net Loss will be approximately $10,200,000 versus a Net Loss of $1,337,386 for the same period ending December 31, 1996.


              The Loss From Operations for the twelve months ending December 31, 1997 will be approximately $4,300,000 versus a prior year
              Loss From Operations of $1,337,386.

                                                                   EXHIBIT A

                              MOORE STEPHENS, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                         340 NORTH AVENUE EAST, SUITE 6
                        CRANFORD, NEW JERSEY 07016-2461




                                                       March 30, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

         We are retained by Hirel Holdings, Inc. and Subsidiaries as independent certified public accountants to report on the financial statements at December 31, 1997 and for the fiscal years ended then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for From 10-KSB, both as to form and timeliness. Due to the extensive period of time, and the related delay in developing data for the financial statements, we will not have sufficient time to complete our audit by March 31, 1998 which is the required filing date for the Company's annual report, without unreasonable effort and expense.


                                                       Very truly yours,


                                                       /s/ Moore Stephens, P.C.
                                                       -------------------------
                                                       MOORE STEPHENS, P.C.